February 14, 2008


WALL ST
BROAD ST

2007 Markets in Review

The Sit equity funds all earned double-digit returns for the year 2007 despite the subprime mortgage industry crisis, rising oil prices, a weak housing market and decelerating total corporate profits. All but one of the Sit equity funds outperformed their respective indices. The Sit International Growth Fund's underperformance was slight -- lagging only 0.37% behind its index.

- Performance Summary

December Performance Returns Available

Sit Mutual Funds' December 2007 performance returns are available. To view the results go to the Performance page.

Sit Fund Named Best Minnesota Municipal Debt Fund

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

- Sit Minnesota Tax-Free Income Fund Overview

Presidents' Day Holiday

Sit Mutual Funds will be closed on Monday, February 18th in observance of the Presidents' Day holiday.

Transactions received after 3:00 p.m., Central Time on Friday, February 15th, will be processed on Tuesday, February 19th due to the New York Stock Exchange being closed on February 18th.

2007 Year-End Distributions

The amounts of the year-end distributions are now available by viewing the Tax Information page.


TwinCities
BUSINESS
The Journey of GENE SIT

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit.

- Printable Version

Gene Sit CNBC Interview from October 4, 2007



The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.